SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

(Amendment No. 24)

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(a)

Platinum Energy Resources, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

727659104

(CUSIP Number)

Jeffrey A. Legault

Goodwin Procter LLP

The New York Times Building

620 Eighth Avenue

New York, NY 10018

(212) 813-8851

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 21, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 727659104

1	Name of Reporting Person Syd Ghermezian

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power None

	8	Shared Voting Power 12,861,505

	9	Sole Dispositive Power None

	10	Shared Dispositive Power 12,861,505

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,861,505

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 56.9%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 727659104

1	Name of Reporting Person Pacific International Group Holdings LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 12,861,505

	8	Shared Voting Power None

	9	Sole Dispositive Power 12,861,505

	10	Shared Dispositive Power None

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,861,505

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 56.9%

14	Type of Reporting Person (See Instructions) OO

This Amendment No. 24 is filed by Pacific International Group Holdings LLC (“Pacific”) and Syd Ghermezian (collectively, the “Reporting Persons”), and amends and supplements the statement on Schedule 13D (the “Statement”) originally filed with the Securities and Exchange Commission on September 12, 2007 by Braesridge Energy LLC (“BEL”) and Barry Kostiner, and amended by Amendment No. 1 on October 18, 2007, Amendment No. 2 on October 24, 2007, Amendment No. 3 on October 26, 2007, Amendment No. 4 on October 30, 2007, Amendment No. 5 on November 27, 2007, Amendment No. 6 on November 30, 2007, Amendment No. 7 on December 6, 2007 and Amendment No. 8 on December 12, 2007, each filed by BEL and Mr. Kostiner; Amendment No. 9 on February 15, 2008 and Amendment No. 10 on March 5, 2008, each filed by BEL and Mr. Ghermezian; Amendment No. 11 on June 26, 2008 and Amendment No. 12 on November 24, 2008, each filed by BEL, Regent Venture V LLC (“Regent”) and Mr. Ghermezian; Amendment No. 13 on June 1, 2009, filed by Pacific, BEL, Regent and Mr. Ghermezian; and Amendment No. 14 on June 10, 2009, Amendment No. 15 on June 19, 2009, Amendment No. 16 on July 9, 2009, Amendment No. 17 on July 31, 2009, Amendment No. 18 on December 10, 2009, Amendment No. 19 on January 27, 2010, Amendment No. 20 on February 19, 2010, Amendment No. 21 on March 9, 2010, Amendment No. 22 on August 11, 2010 and Amendment No. 23 on August 12, 2010, each filed by Pacific and Mr. Ghermezian, with respect to the common stock, par value $0.0001 per share (the “Common Stock”), of Platinum Energy Resources, Inc., a Delaware corporation (the “Issuer”).  From and after the date hereof, all references in the Statement to the Statement or terms of similar import shall be deemed to refer to the Statement as amended and supplemented hereby.

Except as specifically provided herein, this Amendment No. 24 does not modify any of the information previously reported in the Statement, and unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Statement.

The Reporting Persons previously entered into the Joint Filing Agreement, a copy of which was filed as Exhibit 99.2 to Amendment No. 14 to the Statement, and which is incorporated herein by reference thereto.

Neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that they constitute a “group” as such term is used in Section 13(d)(1)(k) of the rules and regulations under the Act.

Item 1. Security and Issuer

Response unchanged.

Item 2.  Identity and Background

Response unchanged.

Item 3.  Source and Amount of Funds or Other Consideration

Response unchanged.

Item 4.  Purpose of Transaction

The following replaces previous disclosure in the Statement made under Item 4:

In pursuing their businesses, the Reporting Persons analyze the operations, capital structure and markets of companies, including the Issuer, on a continuous basis, through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of company management).  From time to time, one or both of the Reporting Persons may hold discussions with third parties or with the management of such companies, including the Issuer, in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value.  Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act, including, without limitation, such matters as disposing of or selling all or a portion of the Issuer or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the Issuer’s capitalization or dividend policy.  In addition, the Reporting Persons may seek to influence the Issuer regarding courses of action that the Reporting Persons may suggest are in the Issuer’s best interest and which, in the Reporting Persons’ opinion, would enhance shareholder value.  In addition, the Reporting Persons may, from time to time, contact the Issuer to express their views regarding the Issuer’s business and operations.

At this time, the Reporting Persons plan to cause one of the following events (each, a “Going-Private Transaction”) to occur in the next several months: (i) a long-form merger of an affiliate of Pacific with and into the Issuer pursuant to Section 251 of the Delaware General Corporation Law (the “DGCL”), which merger will result in the payment of consideration per share of Common Stock to each shareholder of the Company other than Pacific in an amount of not less than $1.50 (the “Minimum Consideration”) (a “Long-Form Merger”); or (ii) the acquisition by Pacific of a number of shares of Common Stock equal to not less than 90% of the then issued and outstanding shares of Common Stock, followed by a short-form merger of Pacific or an affiliate thereof with and into the Issuer pursuant to Section 253 of the DGCL, which merger will result in the payment of consideration per share of Common Stock to each shareholder of the Company other than Pacific in an amount not less than the Minimum Consideration.

Aside from the foregoing, the Reporting Persons do not have any present plans or specific proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.  Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.  The Reporting Persons may also at any time or from time to time decide to dispose of shares of Common Stock in the open market, in private transactions or otherwise at prices they deem appropriate.

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby supplemented as follows:

Pacific may be deemed to be the direct beneficial owner with sole voting and dispositive power of 12,861,505 shares of Common Stock, representing in the aggregate 56.9% of the outstanding Common Stock.

The ultimate economic interest in Pacific is held by certain members of the Ghermezian family through their direct or indirect ownership of various entities that own Pacific.  Mr. Ghermezian is the Manager of Pacific.  As such, Mr. Ghermezian may be deemed to be the indirect beneficial owner with shared voting and dispositive power of the shares of Common Stock that Pacific may be deemed to beneficially own directly.  Therefore, Mr. Ghermezian may be deemed to be the indirect beneficial owner with shared voting and dispositive power of 12,861,505 shares of Common Stock, representing in the aggregate 56.9% of the number of shares of Common Stock issued and outstanding.

The calculation of the foregoing percentages is made on the basis of there being 22,606,476 shares of Common Stock outstanding as of April 13, 2011, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2010.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby supplemented as follows:

On April 21, 2011, Pacific entered into a letter agreement (each, a “Letter Agreement” and collectively, the “Letter Agreements”) with each of the persons listed below (each, a “Shareholder” and collectively the “Shareholders”).

Each of the Letter Agreements provides that Pacific will use its commercially reasonable efforts to cause a Going-Private Transaction to occur within 80 days following April 21, 2011.  In the event that a Going-Private Transaction has not occurred by the end of such 80-day period (such date, the “Going-Private Expiration Date”), Pacific has the option of extending the period by an additional 10 days.  Each Letter Agreement requires the respective Shareholder, with respect to the number of shares of Common Stock listed next to such Shareholder’s name below (the “Lock-up Shares”), to take the following actions:

(i)    in the event that the board of directors of the Issuer approves a Long-Form Merger and submits such Long-Form Merger to the shareholders of the Issuer for approval, vote such Shareholder’s Lock-up Shares in favor of such Long-Form Merger;

(ii)   tender such Shareholder’s Lock-up Shares into any tender offer made by Pacific involving a purchase price per share of Common Stock not less than the Minimum Consideration and having as a mandatory, non-waivable minimum acceptance condition that the number of shares of Common Stock tendered to Pacific in such tender offer would result in Pacific holding not less than 90% of the issued and outstanding shares of Common Stock; or

(iii)  if it can be established that a sufficient number of shareholders of the Issuer are prepared to sell their shares of Common Stock to Pacific which would result in Pacific, immediately following the consummation of the sale of such shares of Common Stock to Pacific, holding not less than 90% of the issued and outstanding shares of Common Stock, sell all of the Shareholder’s Lock-up Shares to Pacific for a purchase price per Lock-up Share not less than the Minimum Consideration in a single private transaction occurring simultaneously with such other acquisitions of shares of Common Stock by Pacific as would result in Pacific holding not less than 90% of the issued and outstanding shares of Common Stock.

In the event that a Going-Private Transaction has not occurred by the Going-Private Expiration Date, each Letter Agreement (i) provides Pacific with a 30-day option to require the Shareholder to sell such Shareholder’s Lock-up Shares to Pacific for a purchase price per share not less than the Minimum Consideration, and (ii) provides each Shareholder with a 30-day option to require Pacific to purchase such Shareholder’s Lock-up Shares from such Shareholder for a purchase price per share not less than the Minimum Consideration.

Shareholder	Lock-up Shares
Tim G. Culp	1,801,581
Michael G. Cunningham	600,526
The Patrick A Gerschel Living Trust dtd 9/23/1997	592,500
Hereford Holdings, LLC	107,500
Toben A. Scott	108,495
William C. Glass	270,000
Connie J. Culp	176,331
Sam Nebenzahl	171,395
Perry J. Radoff, P.C., Profit Sharing Plan	234,502
Bradley Louis Radoff	1,200,000
Todd M. Yocham	484,548
Total Lock-up Shares:	5,747, 378

The Letter Agreements restrict the Shareholders from selling, transferring, assigning, pledging or otherwise disposing of or encumbering in any way any of the Lock-up Shares held thereby other than in accordance with the explicit provisions of the Letter Agreements.

Each Letter Agreement is filed herewith as an exhibit and is incorporated herein by reference thereto.

Item 7.  Material to be Filed as Exhibits

Exhibit 99.5.	Letter Agreement, dated April 21, 2011, by and between Pacific International Group Holdings LLC and Tim G. Culp.

Exhibit 99.6.	Letter Agreement, dated April 21, 2011, by and between Pacific International Group Holdings LLC and Michael G. Cunningham.

Exhibit 99.7.	Letter Agreement, dated April 21, 2011, by and between Pacific International Group Holdings LLC and The Patrick A Gerschel Living Trust dtd 9/23/1997.

Exhibit 99.8.	Letter Agreement, dated April 21, 2011, by and between Pacific International Group Holdings LLC and Hereford Holdings, LLC.

Exhibit 99.9.	Letter Agreement, dated April 21, 2011, by and between Pacific International Group Holdings LLC and Toben A. Scott.

Exhibit 99.10.	Letter Agreement, dated April 21, 2011, by and between Pacific International Group Holdings LLC and William C. Glass.

Exhibit 99.11.	Letter Agreement, dated April 21, 2011, by and between Pacific International Group Holdings LLC and Connie J. Culp.

Exhibit 99.12.	Letter Agreement, dated April 21, 2011, by and between Pacific International Group Holdings LLC and Sam Nebenzahl.

Exhibit 99.13.	Letter Agreement, dated April 21, 2011, by and between Pacific International Group Holdings LLC and Perry J. Radoff, P.C., Profit Sharing Plan.

Exhibit 99.14.	Letter Agreement, dated April 21, 2011, by and between Pacific International Group Holdings LLC and Bradley Louis Radoff.

Exhibit 99.15.	Letter Agreement, dated April 21, 2011, by and between Pacific International Group Holdings LLC and Todd M. Yocham.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 22, 2011

/s/ Syd Ghermezian
Syd Ghermezian

PACIFIC INTERNATIONAL GROUP HOLDINGS LLC

By:	/s/ Syd Ghermezian
Name: Syd Ghermezian
Title: Manager